ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
of
AIRSPAN NETWORKS, INC.

I, Peter Aronstam, Chief Financial Officer of AIRSPAN NETWORKS, INC., a corporation organized and existing under the laws of the State of Washington (the “Corporation”), in accordance with the provisions of Section 23B.06.010 of the Washington Business Corporation Act, DO HEREBY CERTIFY as follows:

1.    The Board of Directors of the Corporation (the “Board of Directors”) previously designated Seventy Four Thousand Two Hundred (74,200) shares of the authorized and unissued Preferred Stock of the Corporation as Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The Corporation has previously issued 73,000 shares of Series A Preferred Stock. Pursuant to that certain Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of July 28, 2006, by and between the Corporation and Oak Investment Partners XI, Limited Partnership, upon the issuance of the Series B Preferred Stock at the closing (the “Closing”) of the Stock Purchase Agreement, all of the issued and outstanding shares of Series A Preferred Stock will be acquired by the Corporation and no shares of Series A Preferred Stock will be issued and outstanding.

2.    The transactions contemplated by the Purchase Agreement have been approved by (i) the holder of all of the outstanding shares of the Series A Preferred Stock, (ii) the holders of a majority of the total votes cast in person or by proxy at a special meeting of the Company’s shareholders held on September 25, 2006 (the “Shareholders Meeting”) and (iii) the holders of a majority of the total votes cast in person or by proxy at the Shareholders Meeting, excluding votes cast by Oak Investment Partners XI, Limited Partnership.

3.    Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation and by Sections 23B.06.010 and 23B.06.020 of the WBCA, effective as of September 22, 2006, the Board of Directors adopted a resolution, which resolution was approved by the holder of all the outstanding shares of Series A Preferred Stock, amending the Articles of Incorporation to create a series of shares of convertible preferred stock, Series B, designated as “Series B Preferred Stock” as follows:

“RESOLVED, that pursuant to the authority vested in the Board of Directors of Airspan Networks, Inc., a corporation organized and existing under the laws of the State of Washington (the “Corporation”), by the Articles of Incorporation of the Corporation (the “Articles of Incorporation”), the Board of Directors does hereby amend the Articles of Incorporation to add new Section 4.13 to provide for the authorization and issuance of a series of convertible preferred stock, Series B, par value $0.0001 per share, of the Corporation, to be designated “Series B Preferred Stock,” initially consisting of 250,000 shares with the designations, powers, preferences, and relative participating, optional, or other special rights, and the qualifications, limitations, and restrictions thereof, as follows:

4.13	SERIES B PREFERRED STOCK

1.    Designation and Rank

(a)    250,000 shares of the preferred stock of the Corporation, par value $0.0001 per share, shall be designated and known as the “Series B Preferred Stock.”

(b)    The Series B Preferred Stock shall rank senior and prior to the common stock, par value $0.0003 per share, of the Corporation (the “Common Stock”), and all other classes or series of the capital stock (other than preferred stock) of the Corporation (now or hereafter authorized or issued), with respect to the payment of any dividends, the conversion rights set forth herein and any payment upon liquidation or redemption. The Corporation may not issue any additional classes or series of preferred stock with dividend, liquidation, redemption or conversion rights or right of payment of any kind that is senior to the Series B Preferred Stock, except pursuant to Section 12; provided, however, that the foregoing shall not, in any way, prevent the Corporation from unilaterally amending the Articles of Incorporation, authorizing and otherwise designating additional shares of Series B Preferred Stock and issuing additional shares of Series B Preferred Stock to the then existing holders of the Series B Preferred Stock and/or Registrable Securities (as such term is defined in the Preferred Stock Purchase Agreement, dated July 28, 2006, between the Corporation and the purchaser of the Series B Preferred Stock, the “Purchase Agreement,” “Registrable Securities”), but only to the extent that such shares of Series B Preferred Stock are being issued in satisfaction of Non-Registration Fees (as such term is defined in the Purchase Agreement, “Non-Registration Fees”).

2.    Dividend Rights

From and after the date hereof, when and if the Board of Directors declares a dividend or distribution payable with respect to the then-outstanding shares of Common Stock (other than in additional shares of Common Stock or Common Stock Equivalents (as defined in Section 4(e)(i) below), the holders of the Series B Preferred Stock shall be entitled to the amount of dividends per share in the same form as such Common Stock dividends that would be payable on the largest number of whole shares of Common Stock into which a holder’s aggregate shares of Series B Preferred Stock could then be converted pursuant to Section 4 hereof (such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend).

3.    Liquidation Rights

(a)    Liquidation Events. The occurrence of any of the following events shall be deemed a “Liquidation”: (i) any liquidation, dissolution, or winding-up of the affairs of the Corporation, or (ii) unless, at the request of the Corporation, the holders of at least a majority of the Series B Preferred Stock then outstanding determine otherwise, (W) the merger, reorganization or consolidation of the Corporation (or any subsidiary or subsidiaries of the Corporation the assets of which constitute all or substantially all the assets of the business of the Corporation and its subsidiaries taken as a whole) into or with another entity, unless, as a result of such transaction the holders of the Corporation’s outstanding securities immediately preceding such merger, reorganization or consolidation own (in approximately the same proportions, relative to each other, as immediately before such transaction) at least a majority of the voting securities of the surviving or resulting entity or the direct or indirect parent entity thereof (solely by virtue of their shares or other securities of the Corporation or the consideration received thereof in such a transaction), (X) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all the assets of the Corporation, whether pursuant to a single transaction or a series of related transactions (which assets shall include for these purposes two thirds (66-2/3%) or more of the outstanding voting interests of such of the Corporation’s subsidiaries the assets of which constitute all or substantially all the assets of the Corporation and its subsidiaries taken as a whole), (Y) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions, of all or substantially all the assets of any of the Corporation’s subsidiaries the assets of which constitute all or substantially all of the assets of the Corporation and such subsidiaries taken as a whole, or the liquidation, dissolution or winding up of such of the Corporation’s subsidiaries the assets of which constitute all or substantially all of the assets of the Corporation and such subsidiaries taken as a whole or (Z) any transaction or series of related transactions in which securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding voting securities are acquired by any person, entity or group (as the term group is defined and interpreted under Section 13(d)(3) of the Exchange Act of 1934, as amended).

(b)    Liquidation Preference.

(i)    In the event of any Liquidation, whether voluntary or involuntary, before any payment of cash or distribution of other property shall be made to the holders of Common Stock, or any other class or series of stock subordinate in liquidation preference to the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders, with respect to each share of Series B Preferred Stock held by such holder, $290.00 (as appropriately adjusted for any combinations, divisions, or similar recapitalizations with respect to the Series B Preferred Stock after the Original Issue Date (as defined below), the “Original Issue Price”) and all accumulated or accrued and unpaid dividends thereon (collectively, the “Series B Liquidation Preference”).

(ii)    If, upon any Liquidation, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of the Series B Preferred Stock the full amounts to which they are entitled pursuant to clause (b)(i) above, the holders of the Series B Preferred Stock shall share pro rata in any distribution of assets in proportion to the respective amounts which would be payable to the holders of the Series B Preferred Stock in respect of the shares held by them if all amounts payable to them in respect of such were paid in full pursuant to clause (b)(i) above.

(iii)    After the distributions described in clause (b)(i) or (b)(ii) above have been paid, subject to the rights of any other class or series of capital stock of the Corporation that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(iv)    If the holders of the Series B Preferred Stock would receive a greater return in a Liquidation by converting such holders’ shares of Series B Preferred Stock into Common Stock (in the good faith judgment of the Board of Directors, unless holders of a majority of the outstanding shares of Series B Preferred Stock object, in which case the conclusion of such holders will govern), then such shares will be deemed to be automatically converted into Common Stock immediately before the effectiveness of such Liquidation.

(c)    Non-Cash Distributions. If any distribution to be made pursuant to this Section 3 is to be paid other than in cash or Common Stock or Common Stock Equivalents, the value of such distribution will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(i)    Securities not subject to restrictions on free marketability covered by clause (ii) below:

(1)    if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) trading day period ending three (3) trading days prior to the occurrence of the Liquidation;

(2)    if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) trading day period ending three (3) trading days prior to the occurrence of the Liquidation; and

(3)    if there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

(ii)    The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to effectuate an appropriate discount from the market value, as determined by clause (i)(1), (2) or (3) of this Section 3(c), so as to reflect the approximate fair market value thereof, as determined by the Board of Directors.

(iii)    The holders of at least a majority of the outstanding Series B Preferred Stock shall have the right to challenge any determination by the Board of Directors of fair market value pursuant to this Section 3(c), in which case the determination of fair market value shall be made by an independent appraiser selected jointly by the Board of Directors and the challenging parties, the cost of such appraisal to be borne equally by the Corporation and the challenging parties.

4.    Conversion Rights

The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Right”):

(a)    Conversion Price. The “Conversion Price” shall initially be $2.90 per share and shall be subject to adjustment as set forth below in Sections 4(e) and 4(f).

(b)    Automatic Conversion. If the closing price for the shares of the Corporation’s Common Stock (trading on the Nasdaq Global Market or other national exchange or market) exceeds $9.00 per share (as adjusted for events described in Sections 4(e)(i), 4(e)(ii) and 4(e)(iii) below) for any thirty consecutive trading day period that begins after September 25, 2008, then, upon such occurrence, each share of Series B Preferred Stock shall be automatically converted into such number of shares of fully paid and non-assessable shares of Common Stock as is determined by dividing (x) the Original Issue Price by (y) the Conversion Price then in effect (an “Automatic Conversion”). The date of such conversion is herein referred to as the “Automatic Conversion Date.”

(c)    Optional Conversion. Each of the holders of the Series B Preferred Stock shall have the right, at any time, to convert the shares of Series B Preferred Stock held by such holder into that number of shares of Common Stock into which such shares are convertible pursuant to Section 4(b) (an “Optional Conversion”). In the event of any Optional Conversion, the date of such conversion shall be referred to as the “Optional Conversion Date.”

(d)    Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, it shall either (A) surrender the subject Series B Preferred Stock certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series B Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on an Automatic Conversion Date, the outstanding shares of Series B Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable in connection therewith unless either the certificates evidencing such shares of Series B Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On an Automatic Conversion Date, each holder of record of shares of Series B Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series B Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series B Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series B Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock in accordance with Section 8, plus any declared and unpaid dividends on the converted Series B Preferred Stock. A conversion, other than an Automatic Conversion, shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted (or on such later date requested by the holder), and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended, or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series B Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series B Preferred Stock shall not be deemed to have converted such Series B Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(e)    Certain Adjustments. The following adjustments shall be made to the Conversion Price:

   (i)    Adjustment for Common Stock Dividends and Distributions. If, at any time after the original issue date of the Series B Preferred Stock (the “Original Issue Date”), the Corporation makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents, in each such event the Conversion Price that is then in effect shall be appropriately decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(e)(i) to reflect the actual payment of such dividend or distribution.

A “Common Stock Equivalent” shall mean each share of Common Stock into which securities or property or rights are convertible, exchangeable or exercisable for or into shares of Common Stock, or otherwise entitle the holder thereof to receive directly or indirectly, any of the foregoing.

   (ii)    Adjustments for Stock Splits, Stock Subdivisions and Combinations. If, at any time after the Original Issue Date, the Corporation subdivides or combines the Common Stock, (A) in the case of a subdivision (including a stock split), the Conversion Price in effect immediately prior to such event shall be proportionately decreased and (B) in the case of a combination (including a reverse stock split), the Conversion Price in effect immediately prior to such event shall be proportionately increased. Any adjustment under this Section 4(e)(ii) shall become effective at the time the subdivision or combination becomes effective.

   (iii)    Adjustments for Reclassification, Reorganization and Consolidation. In case of (A) any reclassification, reorganization, change or conversion of securities of the class issuable upon conversion of the Series B Preferred Stock (other than a change in par value, or from par value to no par value) into other shares or securities of the Corporation, or (B) any merger or consolidation of the Corporation with or into another entity (other than a Liquidation or a merger or consolidation with another entity in which the Corporation is the acquiring and the surviving entity and that does not result in any reclassification or change of outstanding securities issuable upon conversion of the Series B Preferred Stock) each holder of shares of Series B Preferred Stock shall have the right to receive, in lieu of the shares of Common Stock otherwise issuable upon the conversion of its shares of Series B Preferred Stock (and accumulated or accrued and unpaid dividends then-outstanding thereunder) in accordance with Section 4(b), the kind and amount of shares of stock and other securities, money and property receivable upon such reclassification, reorganization, change, merger or consolidation upon conversion by a holder of the maximum number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such reclassification, reorganization, change, merger or consolidation, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. The provisions of this Section 4(e)(iii) shall similarly attach to successive reclassifications, reorganizations, changes, mergers and consolidations.

(f)    Adjustment for Issuances of Additional Shares of Common Stock at Price Below Conversion Price. To the extent that, after the Original Issue Date, (i) the Corporation issues Additional Shares of Common Stock (as defined below) and (ii) such issuance is at an Effective Price (as defined below) per share less than the Conversion Price then in effect, then the Conversion Price shall be adjusted by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock (on an as converted, fully diluted basis assuming exercise of all then outstanding Options (as defined below) and, thereafter, conversion of all then outstanding Convertible Securities (as defined below)(a “Fully Diluted Basis”)) outstanding on the record date of such issuance or sale plus (B) the quotient obtained by dividing the Total Consideration (as defined below) by the Conversion Price then in effect, and the denominator of which shall be (y) the number of shares of Common Stock (on a Fully Diluted Basis) outstanding on the record date of such issuance or sale plus the maximum number of Additional Shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(f) in connection with such issuance or sale.

(i)    For the purpose of making any adjustment required under Section 4(f), the consideration received by the Corporation for any issue or sale of securities shall (A) to the extent it consists of cash, be computed at the net amount of cash received by the Corporation after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale but without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, be computed at the fair market value of that property as determined in good faith by the Board of Directors, and (C) if Additional Shares of Common Stock, Convertible Securities or Options are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or Options; provided, however, that the holders of at least a majority of the outstanding shares of Series B Preferred Stock shall have the right to challenge any determination by the Board of Directors of fair market value pursuant to this Section 4(f)(i), in which case the determination of fair market value shall be made by an independent appraiser selected jointly by the Board of Directors and the challenging parties, the cost of such appraisal to be borne equally by the Corporation and the challenging parties.

(ii)    For the purpose of the adjustment required under Section 4(f), if the Corporation issues or sells (A) stock or other securities convertible into Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Convertible Securities") or (B) rights, warrants or options for the purchase of Additional Shares of Common Stock or Convertible Securities (“Options”) and if the Effective Price of such Additional Shares of Common Stock is less than the Conversion Price, in each case the Corporation shall be deemed to have issued at the time of the issuance of such Options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such Options or Convertible Securities, plus, in the case of such Options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such Options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion thereof; provided that if in the case of Convertible Securities the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses; provided further that if the minimum amount of consideration payable to the Corporation, or the maximum number of Additional Shares of Common Stock issuable, upon the exercise or conversion of Options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments similar to those set forth in this Section 4(f), the Effective Price shall be recalculated using the figure to which such minimum amount of consideration or maximum number of Additional Shares of Common Stock is reduced; provided further that if the minimum amount of consideration payable to the Corporation, or the maximum number of Additional Shares of Common Stock issuable, upon the exercise or conversion of such Options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation, or maximum number of Additional Shares of Common Stock issuable, upon the exercise or conversion of such Options or Convertible Securities. No further adjustment of the Conversion Price, as adjusted upon the issuance of such Options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such Options or the conversion of any such Convertible Securities. If any such Options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Conversion Price, as adjusted upon the issuance of such Options or Convertible Securities, shall be readjusted to the Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such Options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such Options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities.

For purposes of this Section 4(f), "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(f) after the Original Issue Date, other than (A) Common Stock issued upon the exercise of Options or upon conversion of Convertible Securities outstanding as of the Original Issue Date; (2) Common Stock issued upon conversion of Series B Preferred Stock issued pursuant to the Purchase Agreement or as payment of Non-Registration Fees; (3) Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made to the Conversion Price pursuant hereto; (4) Common Stock or other securities of the Company issued or issuable in connection with: (i) the acquisition of another entity or business by the Corporation by merger, share exchange, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement; or (ii) the acquisition of the Corporation by another corporation or business entity by merger, share exchange, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement, the primary purpose of which is not capital raising; (5) up to 5,000,000 shares of Common Stock and/or Options, and the Common Stock issued or issuable pursuant to such Options, to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary pursuant to stock purchase or equity incentive plans or other arrangements that are approved by the Board (as appropriately adjusted for any combinations, divisions, or similar recapitalizations affecting the Common Stock after the Original Issue Date); and (6) any other issuances approved by the holders of a majority of the Series B Preferred Stock then outstanding.

The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 4(f), into the aggregate consideration received, or deemed to have been received by the Company for such issue under this Section 4(f), for such Additional Shares of Common Stock (the “Total Consideration”)

5.    Other Distributions.

In the event the Corporation provides the holders of its Common Stock with consideration that is not otherwise addressed in Section 2 or Section 4 (including, without limitation, declaring a distribution payable in securities, assets, cash or evidences of indebtedness issued by other persons or the Corporation (excluding cash dividends declared and paid by the Corporation out of retained earnings and excluding any distribution for which an adjustment to the Conversion Price occurs pursuant to Section 4(e))), then, in each such case, the holders of the Series B Preferred Stock shall be entitled to a pro rata share of any such distribution as though such holders were holders of the number of shares of Common Stock of the Corporation as though the Series B Preferred Stock had been converted in whole as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

6.    Recapitalizations.

If at any time there occurs a recapitalization of the Common Stock (other than a Liquidation or a subdivision, combination, or merger or sale of assets provided for in Section 4(e)(i)-(iii) hereof) the holders of the Series B Preferred Stock shall be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of capital stock or other securities or property of the Corporation or otherwise to which a holder of the Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of Section 4 hereof with respect to the rights of the holders of the Series B Preferred Stock after the recapitalization to the end that the provisions of Section 4 hereof (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

7.    No Impairment.

The Corporation will not, by amendment of the Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions hereof.

8.    No Fractional Shares and Certificate as to Adjustments.

(a)    No fractional shares of Common Stock will be issued upon the conversion of any share or shares of the Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred Stock by a holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to such fraction multiplied by the closing price of the Corporation’s Common Stock on the Nasdaq Global Market (or any other national securities exchange on which the Common Stock is then traded) on the day immediately preceding the conversion. All calculations under Section 4 hereof and this Section 8(a) shall be made to the nearest cent or to the nearest share, as the case may be.

(b)    Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to Section 4 hereof, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of shares of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, use its reasonable best efforts to furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series B Preferred Stock.

9.    Reservation of Stock Issuable Upon Conversion.

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock that shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock not otherwise reserved for issuance shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation shall take such corporate action that may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to its Articles of Incorporation.

10.	Notices.

Any notice required by the provisions hereof to be given to the holders of shares of Series B Preferred Stock shall be given in writing and shall be deemed to have been given (i) in the case of personal or hand delivery, on the date of such delivery, (ii) in the case of an internationally-recognized overnight delivery courier, on the second business day after the date when sent, (iii) in the case of mailing, on the fifth business day following that day on which the piece of mail containing such communication is posted and (iv) in the case of facsimile transmission, the date of telephone confirmation of receipt.

11.	Voting Rights.

(a)    Election of Directors.

(i)    So long as (i) Oak Investment Partners XI, Limited Partnership (or an affiliated fund) (the “Initial Holder”) is the holder of at least a majority of the issued and outstanding shares of Series B Preferred Stock (the “Majority Holder”), but in no event at any time that the Initial Holder is not the Majority Holder, (ii) as of the record date for determining the shareholders entitled to vote at the meeting, the number of shares of Common Stock into which the then outstanding shares of Series B Preferred Stock would be convertible based on the Conversion Price in effect represents at least fifteen percent (15%) of the total issued and outstanding shares of Common Stock of the Corporation (assuming conversion of all shares of Series B Preferred Stock, but without giving effect to conversion or exercise of any other outstanding Convertible Securities or Options or warrants) and (iii) the Majority Holder has not sent the Corporation the irrevocable notice identified in Section 11(a)(viii) below, in the election of directors of the Corporation, the holders of the Series B Preferred, voting separately as a single series to the exclusion of all other classes and series of the Corporation's capital stock and with each share of Series B Preferred Stock entitled to one vote, shall be entitled at an annual or special meeting of the shareholders called for such purpose to elect one director to serve as a member of the Corporation's Board of Directors (the “Series B Director”), until his successor is duly elected by the holders of the Series B Preferred, subject to prior death, resignation, retirement, disqualification, or removal or termination of term of office in accordance with this Section 11(a). The Series B Director so elected shall be in addition to the directors elected by the holders of the Common Stock of the Corporation, and shall in accordance with the Corporation's bylaws increase the maximum number of directors otherwise permitted pursuant to the Corporation's bylaws.

(ii)    Initial Appointment. Upon the Original Issue Date, the vacancy resulting from the directorship newly created hereby shall be filled by a vote of the other directors on the Board of Directors as directed by the Initial Holder.

(ii)    Subsequent Designation and Election. At any time that the holders of Series B Preferred are entitled to elect a Series B Director pursuant to Section 11(a)(i) above, the individual designated by the Majority Holder shall be elected by the holders of the Series B Preferred as the Series B Director and all holders of Series B Preferred shall vote their Shares in such a manner to effect the election of the Series B Director designed by the Majority Holders.

(iii)    Resignation; Termination of Term; Removal; and Vacancies.

(A)    Resignation. The Series B Director may resign from the Board of Directors at any time by giving written notice to the Corporation at its principal executive office. The resignation is effective without acceptance when the notice is given to the Corporation, unless a later effective time is specified in the notice.

(B)    Termination of Term of Office. So long as the Initial Holder is the Majority Holder, the term of office of the Series B Director may be terminated only by the Majority Holder. The term of office of the Series B Director shall automatically terminate on the date on which the Initial Holder is no longer the Majority Holder.

(C)    Removal. The Series B Director may be removed only by (I) a written direction of removal delivered to the Corporation by the Majority Holder, (II) as set forth in Section 11(a)(viii) or (III) death or resignation (by written or email notice to the Secretary of the Corporation) of the Series B Director.

(D)    Vacancies. In the event of a vacancy on the Board resulting from the death, disqualification, resignation, retirement or termination of term of office of the Series B Director designated by the Majority Holder, the resulting vacancy shall be filled by a representative designated in writing to the Corporation by the Majority Holder, until the next annual or special meeting of the shareholders (and at such meeting, such representative, or another representative designated by the Majority Holder, will be elected to the Board in the manner described in this Section 11(a)). If the Majority Holder fails or declines to fill the vacancy, then the directorship shall remain open until such time as the Majority Holder elects to fill it with a representative designated hereunder.

(v)    Fees & Expenses. The Series B Director shall be entitled to all fees, equity awards, other compensation and reimbursement of expenses paid to Board of Directors members who are not employees of the Corporation or its subsidiaries.

(vi)    Reporting Information. The Majority Holders shall provide the Corporation with all necessary assistance and information related to the Series B Director that is required (or would be required if the Corporation were subject to Regulation 14A under the Securities Exchange Act of 1934, as amended) to be disclosed in solicitations of proxies or otherwise, including such person's written consent to being named in the proxy statement (if applicable) and to serving as a director if elected.

(vii)    Voting Agreement. The holders of Series B Preferred intend the provisions of this Section 11(a) to be enforceable as a shareholder voting agreement in accordance with the provisions of the WBCA.

(viii)    Irrevocable Forfeiture of Rights. The Majority Holder may at any time irrevocably forfeit its right to appoint a director under this Section 11(a) at any time by giving written notice to the Corporation of its intention to forfeit such rights. Immediately following such irrevocable notice, the Series B Director will resign from the Board of Directors. If he or she does not so immediately resign, he or she may be removed at any time by a vote of a majority of the other members of the Board of Directors.

(b)    Other Voting Rights. Holders of the Series B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of the Corporation’s Common Stock, including with respect to the election of directors of the Corporation, on an as if converted basis based on the Voting Conversion Rate (defined below) in effect on the record date of such vote. Each share of Series B Preferred Stock shall initially be entitled to cast 81 votes (as adjusted from time to time hereunder, the “Voting Conversion Rate”). The Voting Conversion Rate shall be appropriately adjusted (i.e. the Voting Conversion Rate will be adjusted upwards as the Conversion Price is adjusted downwards and vice versa) if the Conversion Price is adjusted from time to time pursuant to Sections 4(e)(i), 4(e)(ii) and 4(e)(iii) above. For purposes of clarification, in no circumstances, shall the Voting Conversion Rate be adjusted upon the occurrence of an event which would cause the Conversion Price to be adjusted pursuant to Section 4(f). Notwithstanding the voting group rights set forth in Section 23B.11.035 of the WBCA, holders of Series A Preferred Stock will not have, by virtue of the WBCA or this Section 11, the right to vote separately as a series on any proposed plan of merger or plan of share exchange. Except as otherwise provided herein, to the maximum extent permitted by law, holders of Series A Preferred Stock will not have any rights to vote separately as a series with respect to any matter submitted to a vote of the holders of the Corporation’s outstanding securities.

12.    Protective Provisions.

(a)    So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not (either directly or indirectly by merger, consolidation, reclassification or similar transaction) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then-outstanding shares of Series B Preferred Stock, voting separately as a series:

(i)    amend its Articles of Incorporation, Bylaws or other governing documents so as to (i) increase the number of authorized shares of the Corporation’s preferred stock or (ii) adversely change the rights, preferences or privileges of the Series B Preferred Stock or any holder thereof; provided, however, that the authorization and issuance of additional shares of Common Stock, and creation of any series of preferred stock (or issuing shares under any such series) that is junior in dividends, liquidation preference, redemption, conversion and payment rights and otherwise to the Series B Preferred Stock shall not be deemed to adversely change the rights, preferences or privileges of the Series B Preferred Stock; provided further, that the foregoing shall not, in any way, prevent the Corporation from unilaterally amending the Articles of Incorporation, authorizing and otherwise designating additional shares of Series B Preferred Stock and issuing additional shares of Series B Preferred Stock to the then existing holders of the Series B Preferred Stock and/or Registrable Securities, but only to the extent that such shares of Series B Preferred Stock are being issued in satisfaction of Non-Registration Fees.

   (ii)    create, authorize, designate, offer, sell or issue any equity security (or security convertible into or exchangeable for an equity security) that is senior to or pari passu with the Series B Preferred Stock (including any Series B Preferred Stock other than pursuant to the Purchase Agreement) with respect to voting rights, dividends, liquidation preference or conversion rights; provided, however, that the foregoing shall not, in any way, prevent the Corporation from authorizing, designating, offering, selling or issuing any Common Stock or any series of preferred stock (or issuing shares under any such series) that is pari passu with the Series B Preferred Stock with respect to voting rights and/or dividends provided that such Common Stock or series of preferred stock is junior in liquidation preference to the Series B Preferred Stock; provided further, that the foregoing shall not, in any way, prevent the Corporation from unilaterally amending the Articles of Incorporation, authorizing and otherwise designating additional shares of Series B Preferred Stock and issuing additional shares of Series B Preferred Stock to the then existing holders of the Series B Preferred Stock and/or Registrable Securities, but only to the extent that such shares of Series B Preferred Stock are being issued in satisfaction of Non-Registration Fees.

(iii)    authorize, offer, sell or issue any shares of Series A Preferred Stock.

(iv)    create any new debt instrument or bank line or increase any existing bank line or debt obligation (or similar arrangement pursuant to which the Corporation is or becomes indebted, but specifically excluding trade payables in the ordinary course of business and specifically excluding capital lease lines), so that the Corporation’s total indebtedness pursuant to such instruments, lines or arrangements entered into after the Original Issue Date exceeds $10,000,000 in the aggregate; or

(v)    declare or pay any Distribution (as defined below) with respect to any capital stock of the Corporation.

(b)    For purposes of this Section 12, “Distribution” shall mean the transfer of cash or other property without consideration, whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation for cash or property other than repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, provided such agreements either exist on the Original Issue Date or are approved by holders of a majority of the Series B Preferred Stock outstanding at the time such agreements become binding or at the time of such repurchase.

13.	Legend.

The Series B Preferred Stock and any underlying shares of Common Stock will be issued under an exemption or exemptions from registration under the Act and are subject to certain restrictions on transfer pursuant to the terms of the Purchase Agreement. Accordingly, the certificates evidencing the Series B Preferred Stock and the underlying Common Stock shall, upon issuance, contain a legend, substantially in the form as follows:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS AND NO INTEREST HEREIN MAY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES SHALL BE EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR (2) SUCH SECURITIES ARE TRANSFERRED PURSUANT TO RULE 144 PROMULGATED UNDER THE ACT (OR ANY SUCCESSOR RULE) OR (3) THE ISSUER OF THESE SECURITIES SHALL HAVE RECEIVED AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE ISSUER THAT NO VIOLATION OF THE ACT OR SIMILAR STATE SECURITIES LAWS WILL BE INVOLVED IN SUCH TRANSFER.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS AND AGREEMENTS CONTAINED IN, AND, UNTIL SUCH RESTRICTIONS EXPIRE, MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT UPON COMPLIANCE WITH, THE PROVISIONS OF THAT CERTAIN PREFERRED STOCK PURCHASE AGREEMENT DATED AS OF JULY 28, 2006, BY AND BETWEEN THE INITIAL HOLDER AND THE CORPORATION.  BY ACCEPTANCE OF THE SHARES OF CAPITAL STOCK EVIDENCED BY THIS CERTIFICATE, THE HOLDER AGREES TO BE BOUND BY SAID PURCHASER AGREEMENT AND ALL AMENDMENTS THERETO.  A COPY OF SUCH PURCHASE AGREEMENT HAS BEEN FILED AT THE OFFICE OF THE CORPORATION

14.	Status of Converted Stock.

In the event any shares of Series B Preferred Stock shall be converted pursuant to Section 4 hereof or redeemed pursuant to Section 15 hereof, the shares so converted or redeemed shall be canceled and shall not be reissuable by the Corporation.

15.	Optional Redemption.

(a)    At any time after September 25, 2011, subject to Section 15(e), this Corporation may redeem, out of funds legally available therefor, in whole or in increments of at least 15% of the shares of Series B Preferred Stock that have not been converted into Common Stock pursuant hereto before the time of such redemption (the date of such redemption being referred to herein as the “Redemption Date”). The Corporation shall redeem the shares of Series B Preferred Stock by paying in cash an amount per share equal to $362.50 (as appropriately adjusted for any combinations, divisions, or similar recapitalizations affecting the Series B Preferred Stock after the Original Issue Date), plus an amount equal to all declared and unpaid dividends thereon (the “Redemption Price”). Any partial redemptions must be effected pro rata among the holders of Series B Preferred Stock, unless the affected holders consent otherwise. The Corporation may exercise its redemption right set forth in this Section 15 up to five (5) separate times.

(b)    At least thirty (30), but no more than forty five (45) days prior to the Redemption Date, written notice shall be mailed, first class postage prepaid, to each holder of record (at the close of business on the business day next preceding the day on which notice is sent) of the Series B Preferred Stock, at the address last shown on the records of the Corporation for such holder, (i) notifying such holder of the redemption to be effected, the Redemption Date, the Redemption Price, the place at which payment may be obtained, (ii) calling upon such holder to surrender to the Corporation the manner and at the place designated the holder’s certificate or certificates representing the shares to be redeemed (or lost stock affidavits therefor reasonably acceptable to the Corporation) and (iii) including the officers’ certificate described in Section 15(e) (the “Redemption Notice”). Except as provided herein, on or after the Redemption Date each holder of Series B Preferred Stock to be redeemed shall surrender to this Corporation the certificate or certificates representing the shares of Series B Preferred Stock to be redeemed (or lost stock affidavits therefor reasonably acceptable to the Corporation) (the “Redeemed Certificates”), in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. The Corporation will promptly prepare and send to each such holder a certificate for any shares of Series B Preferred Stock represented by a Redeemed Certificate that are not redeemed on such Redemption Date.

(c)    From and after the applicable Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Series B Preferred Stock designated for redemption in the Redemption Notice as holders of the Series B Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to the shares designated for redemption on such date, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(d)    For avoidance of doubt, the Series B Preferred Stock will continue to have its conversion rights pursuant to Section 4 until the Redemption Date.

(e)    As a condition to the Corporation’s right to cause a redemption under this Section 15, (i) the Corporation must, on the Redemption Date, have funds legally available for the redemption of the Series B Preferred Stock designated for redemption, (ii) the Corporation must be able to effect such redemption without violating or conflicting with any agreement to which the Corporation is a party or by which it or its assets are bound or the Corporation’s Articles of Incorporation or bylaws, (iii) the Corporation must deposit the Redemption Price of all the outstanding shares of Series B Preferred Stock with a bank or trust corporation having aggregate capital and surplus in excess of $50,000,000, as a trust fund for the benefit of the respective holders of the Series B Preferred Stock, with irrevocable instructions and authority to the bank or trust corporation to pay the Redemption Price for such shares to their respective holders on or after the Redemption Date upon receipt of notification from the Corporation that such holder has surrendered a share certificate to the Corporation pursuant to this Section 15 (or lost stock affidavit therefor reasonably acceptable to the Corporation) and (iv) include in the Redemption Notice a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Corporation that the conditions set forth in this Section 15(e) have been satisfied in full. As of the Redemption Date, the deposit shall constitute full payment of the shares to their holders, and from and after the Redemption Date the shares so called for redemption shall be redeemed and shall be deemed to be no longer outstanding, and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust corporation payment of the Redemption Price of the shares, without interest, upon surrender of their certificates therefor (or lost stock affidavit therefor reasonably acceptable to the Corporation). Such instructions shall also provide that any moneys deposited by the Corporation pursuant to this Section 15(e) for the redemption of shares thereafter converted into shares of the Corporation’s Common Stock pursuant to Section 4 hereof prior to the Redemption Date shall be returned to the Corporation forthwith upon such conversion. The balance of any moneys deposited by the Corporation pursuant to this Section 15 remaining unclaimed at the expiration of thirty (30) days following the Redemption Date shall thereafter be returned to the Corporation upon its request expressed in a resolution of its Board of Directors, provided the Corporation has used commercially reasonable efforts to notify the holder of the related Series B Preferred Stock of the unclaimed amount and such holder’s rights therein.

IN WITNESS WHEREOF, Airspan Networks, Inc. has caused this Articles of Amendment to the Articles of Incorporation to be signed by Peter Aronstam, its Chief Financial Officer, effective as of September 25, 2006.

AIRSPAN NETWORKS, INC.

By: /s/ Peter Aronstam
Name: Peter Aronstam
Title: Chief Financial Officer